Exhibit 99.1

Paris, November 26, 2007

ILOG S.A.: INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES (pursuant to articles 223-22 et seq. of the Règlement Général of the Autorité des Marchés Financiers)

Name: ILOG S.A.
Share capital: 19,194,098 euros
Register of Commerce and Companies of Créteil B 340 852 458
Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: Haren
First Name: Pierre
Position: ILOG Chairman & CEO
Description of the financial instrument: 12,500 ILOG shares
Nature of the transaction: purchase of 12,500 ILOG shares on Eurolist on November 19, 2007 for a net total value of € 98,125.00 at an average price of €7.85 per share.

Last Name: Brandys
First Name: Pascal
Position: ILOG Director
Description of the financial instrument: 15,000 ILOG shares
Nature of the transaction:
1/ purchase of 5,000 ILOG shares on Eurolist  on November 21, 2007 for a net total value of € 37,024.62 at an average price of €7.40 per share.

Transaction	Price per share in €	Number	Total value in €
1	7.379	2,919	21,539.30
2	7.38	400	2,952.00
3	7.45	1,540	11,473.00
4	7.52	141	1,060.32
Total		5,000	37,024.62

2/ Purchase of 10,000 ILOG shares on Eurolist  on November 22, 2007 for a net total value of € 75,305.23 at an average price of €7.53 per share.

Transaction	Price per share in €	Number	Total value in €
1	7.48	473	3,538.04
2	7.50	5,000	37,500.00
3	7.544	1,527	11,519.69
4	7.57	1,750	13,247.50
5	7.60	1,250	9,500.00
Total		10,000	75,305.23

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 3,000 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 850 people worldwide.

Investor contact:	Press contact:
Jérôme Arnaud, ILOG	Susan Peters, ILOG
+1 408 991 7103 (USA)	+1 408 991 7109 (USA)
+33 1 49 08 35 16 (Paris)	speters@ilog.com
jarnaud@ilog.com